SEC 2336 POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM (5-99) ARE NOT REQUIRED TO RESPOND UNLESS THIS FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
--------------------------------------------------------------------------------
                  UNITED STATES                                OMB APPROVAL
         SECURITIES AND EXCHANGE COMMISSION                OMB Number: 3235-419
                WASHINGTON, D.C. 20549                  Expires: March 31, 2000
                                                       Estimated average burden
                    FORM 10 - SB                       hours per response: 23


                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 EMC GROUP, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)


                 FLORIDA                                059-9346551
   -------------------------------           -----------------------------------
   (State or other jurisdiction of          (I.R.S. Employer Identification No.)
   incorporation or organization)


              346 TANAGER COURT, LAKELAND, FL               33803-4843
          ----------------------------------------          ----------
         (Address of  principal executive offices)          (Zip Code)

Issuer's telephone number   (941)-619-6353

Securities to be registered pursuant to Section 12(b) of the Act.

         Title of each class          Name of each exchange on which registered
         -------------------          -----------------------------------------

                                                     Not applicable.

                                                     Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act.

COMMON STOCK PAR VALUE $.0001                        OTC BULLETIN BOARD
-----------------------------                        ------------------

                                TABLE OF CONTENTS

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                  CAPTION                                                    PAGE NO.
                  -------                                                    --------

                                     PART I
ITEM 1.  DESCRIPTION OF BUSINESS                                                  3

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS                      10

ITEM 3.  DESCRIPTION OF PROPERTY                                                 15

ITEM 4.  SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT        15

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS         17

ITEM 6.  EXECUTIVE COMPENSATION                                                  18

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.                         20

ITEM 8.  DESCRIPTION OF SECURITIES                                               20

                                     PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY         23
         AND RELATED STOCKHOLDER MATTERS

ITEM 2.  LEGAL PROCEEDINGS                                                       24

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS                           25

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES                                 25

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS                               27

                                    PART F/S

ITEM 1.  FINANCIAL STATEMENTS                                                    28

                                    PART III

ITEM 1.  INDEX TO EXHIBITS                                                       37

ITEM 2.  DESCRIPTION OF EXHIBITS.                                                37

                                 SIGNATURES                                      39

                                     PART I

ITEM 1   - DESCRIPTION OF BUSINESS              ITEM 101 OF REGULATION SB
                                                REG. 228.101 (ITEM 101)

I-1(a)   Business Development

         (1) FORM AND YEAR OF ORGANIZATION EMC Group, Inc. (a Florida Corporation, the "Company") was formed March 3, 1997.

         (2)  ANY BANKRUPTCY, RECEIVERSHIP OR SIMILAR PROCEEDINGS
              There are no bankruptcy and/or receivership proceedings against EMC Group, Inc.

         (3) ANY MATERIAL RECLASSIFICATION, MERGER, CONSOLIDATION, OR PURCHASE OR SALE OF A SIGNIFICANT AMOUNT OF ASSETS NOT IN THE ORDINARY COURSE OF BUSINESS.

              On December 1, 1997, the Company entered into an exclusive license agreement with Treats Canada Corporation to develop Treats stores in the United States and the Caribbean, and holds the right of first refusal for the U.K. The agreement is for a term of 20 years. In exchange for the U.S. marketing rights, 2,700,000 shares of Class "A" preferred shares were issued to Treats Canada Corporation. The shares are convertible to common stock, subject to approval by the Board of Directors of EMC Group, Inc.

              On February 3, 1998, the Company acquired assets for a Treats store in Detroit, Michigan. The Company acquired the assets at a cost of $100,000 from Treats Canada Corporation. In exchange for the assets, 100,000 shares of Class "A" preferred shares were issued. The shares are convertible to common stock, subject to the approval of the Board of Directors of EMC Group, Inc. the assets are owned by EMC Group, Inc., but the store is operated by an independent party under the terms and conditions of a management agreement with the Company. EMC Group, Inc. collects management fees from the party which operates the store.(1)

              (1)When converted to the Company's common stock, the total number of Class "A" Preferred Shares of 2,800,000 issued to Treats Canada Corporation, may not exceed 10% of the then outstanding number of common shares of the Company.

              On March 26, 1999, the Company's Board of Directors authorized a 25:1 reverse split of its common stock by way of a Board of Directors Resolution. On April 2, 1999, the Company advised the OTC Bulletin Board Coordinator, NASDAQ Market Operations accordingly by way of FAX transmission. On April 2, 1999 the OTC Bulletin Board Coordinator, NASDAQ Market Operations advised the Company's Stock Transfer Agent, Atlas Stock Transfer Corporation, of the issuance of a new CUSP # reflecting the reverse split. As a result of the reverse split, the original 9,505,000 shares of the Company's common stock issued October 6, 1997 were reduced to 380,200 shares.

                           Page 3 of 64 of Form 10-SB

              On April 6, 1999 the Company issued 2,400,000 shares of its common stock to various parties pursuant to Rule 504 OF Regulation D promulgated under the Securities Act of 1933 by the Securities and Exchange Commission. Of these, 2,195,000 shares remain outstanding.

              As at July, 1999, the lease for the premises for the Treats store in Washington, D.C. was assigned to the then store operators/franchisees with the consent of the landlord and the parties, the franchise agreement between the parties was terminated for a one time payment of $25,000. Additionally, the franchisees were in default of the franchise agreement for non-reporting of sales

              For the Treats stores located in Orlando, Florida and Detroit, Michigan the leases for the store premises were assigned by Treats to the Company with the consent of the respective landlords.

I-1(b) BUSINESS OF ISSUER. BRIEFLY DESCRIBE THE BUSINESS AND INCLUDE, TO THE EXTENT MATERIAL TO AN UNDERSTANDING OF THE ISSUER:

         I-1(b)(1)     PRINCIPAL PRODUCTS OR SERVICES AND THEIR MARKETS:

                  (i)  Franchise Related Information.

              EMC Group, Inc. (the "Company") is the National Licensee of the Treats Franchise System in the United States of America. The Treats System entails the preparation and sales of muffins, cookies, cinnamon rolls, gourmet coffees, and related food and beverage products in retail stores, using a system and methodology of marketing developed and designed by Treats Canada Corporation and identified by the trademark "TREATS".

              Currently, there are two (2) TREATS stores operating in the United States. One of these units is owned and operated by the Company. The other unit is owned by the Company but the store is operated by an independent third party under the terms and conditions of a management agreement with the Company.

              While there are approximately 140 Treats stores in Canada licensed by Treats Canada Corporation, they are not part of EMC Group, Inc. and EMC Group, Inc. does not realize any financial contribution from the Canadian Treats stores and/or Treats Canada Corporation.

              The Company grants single unit franchises and area development franchises throughout the United States. With the exception of the states of California, Hawaii, Illinois, Indiana, Maryland, Minnesota, New York, North Dakota, Rhode Island, South Dakota, Virginia, Washington and Wisconsin (the "Registration States"), the Company is currently able to sell franchises in most of the United States. It is the

                           Page 4 of 64 of Form 10-SB
              intent to file the Company's Uniform Franchise Offering Circular ("UFOC") with the Registration States when warranted.

                    (ii) TREATS Bakery, TREATS Cafe, TREATS Emporium.

              The Company markets three versions of the Treats concept. These are the Treats Bakery, normally 250 - 500 square feet in size with no seating area of its own, the Treats Bakery Cafe, commonly 500 - 2,000 square feet in size with its own seating arrangement, and the Treats International Coffee Emporium, which varies generally between 500 - 2,000 square feet with its own seating arrangements.

                    (iii) Locations and Leases.

              Treats franchise stores are found in a variety of locations including office complexes, shopping centers, mixed use properties (commercial location with shopping area), street front locations, transportation terminals and any other location where high visibility and relatively high pedestrian traffic prevails.

              For single store franchises it is the Company's intention to enter into a lease (the "head lease") for the location with the relevant landlord and to sub-lease it to the franchise owner on the same terms and conditions. The head lease is the agreement between landlord and the entity which signs it (the "tenant"). The tenant is bound by the terms and conditions thereof. That gives the Company extra control over the single store operation, but also subjects it to extra risk of liabilities which the franchisee might create.

              For stores governed by an area development agreement, the area development franchisee will enter into the head lease directly and the head lease will be collaterally assigned to the Company. The collateral assignment means that the Company does not have the rights and obligations associated with the head lease, but it does give the right to the Company to assume those rights and obligations if the area franchisee defaults under the area development agreement with the Company.

                    (iv)   Daily Baking Using Proprietary Mixes.

              Treats franchisees prepare their baked goods on site daily in order to ensure wholesomeness and to attract customers with provocative fresh baked smells. The Company's principal products are prepared according to proprietary recipes, in many cases using dry mixes which have been manufactured by the Quaker Oats Company of Canada to the specifications of Treats Canada Corporation.

                    (v)    http://www.treatscoffee.com

              The Company has launched a dedicated web-site (stated above) to ensure it reaches its objective of offering Treats private gourmet coffees through "E-commerce".

                           Page 5 of 64 of Form 10-SB

         I-1(b)(2)  DISTRIBUTION METHODS OF PRODUCTS OR SERVICES.

              The Company advertises its franchise opportunities in major regional newspapers on a periodic basis. In order to assist and facilitate the sale of franchises, the Company created a web-site (http://www.treatsusa.com) Additionally, the Company created a second web-site (http://www.treatscoffee.com ) to market Treats private label gourmet coffees, primarily packaged in a gift box format.

              Customers may place their orders directly on the web-site and make payments via major credit cards on a secured site and receive their orders through UPS Ground Transport. Customers will not be charged until gift boxes have been shipped. The Company offers 100 % guaranteed satisfaction with a full refund without re-stocking charge on return of product.

         I-1(b)(3)  STATUS OF ANY PUBLICLY ANNOUNCED NEW PRODUCT OR SERVICE:

              The Company avails itself of Investor Public Relations Firms under contract to announce any acquisitions of subsidiaries or of licenses for or development of new product(s) or services, or other developments of a material nature publicly on the Internet and through News Agencies. Currently there are no proposed acquisitions, or any new products or services in development, other than as described in this document.

         I-1(b)(4) COMPETITIVE BUSINESS CONDITIONS AND THE SMALL BUSINESS ISSUER'S COMPETITIVE POSITION IN THE INDUSTRY AND METHODS OF
         COMPETITION:

              The restaurant industry, and particularly the quick service segment, is highly competitive with respect to price, service, food quality (including taste, freshness, healthfulness, and nutritional value), and location. There are numerous well established competitors, including national and regional fast food chains. The Company faces competition from a broad range of other restaurants and food service establishments. Many of the competitors have established significant national, regional and local brand name and product recognition and engage in extensive promotional programs, both generally and in response to efforts by additional competitors to enter new markets or introduce new products. In addition, the quick service food industry is characterized by the frequent introduction of new products, accompanied by substantial promotional campaigns. In recent years, numerous companies in the fast food industry have introduced new products positioned to capitalize on growing consumer preferences for food products that are perceived as healthful, nutritious, low in calories and low in fat content. It can be expected that the Company will be subject to increasing competition from companies whose products or marketing strategies address these consumer preferences. There can be no assurance that consumer will continue to regard the Company's products as sufficiently distinguishable from competitive products, so that substantially equivalent products will not be introduced

                           Page 6 of 64 of Form 10-SB
               by the Company's other competitors or that the Company will be able to compete successfully in the industry.

         I-1(b)(5) SOURCES AND AVAILABILITY OF RAW MATERIALS AND THE NAMES OF PRINCIPAL SUPPLIERS:

              The raw materials required with respect to producing fresh baked products daily at store level, will be provided by designated distributors such as Sysco Foodservice. Most of the dry mixes, raw materials and private label packaging materials needed to produce fresh baked goods and fresh brewed coffee are produced by the Quaker Oats Company of Canada, the Nestle Company of Canada and Fort Howard Paper Co. respectively under license from Treats Canada Corporation. All materials needed are readily available from multiple sources. Numerous options exist to distribute products. The Company enjoys good relationships with its suppliers.

         I-1(b)(6)  DEPENDENCE ON ONE OR A FEW MAJOR CUSTOMERS:

              All Treats franchise stores rely solely on walk-in or walk-by traffic. Dependence on one or a few major customers does not exist.

         I-1(b)(7) PATENTS, TRADEMARKS, LICENSES, FRANCHISES, CONCESSIONS, ROYALTY AGREEMENTS OR LABOR CONTRACTS, INCLUDING DURATION:

              The following Marks are owned by Treats Canada corporation and registered on the following Registers of the United States Patent and Trademark Office (the "USPTO"):


              TRADEMARK                  REGISTER      REGISTRATION NO.    REGISTRATION DATE
              ------------------       ------------    ----------------    -----------------
              "Treats & Design"        Supplemental       1,302,288        October 23, 1984*
              "Treats"                 Supplemental       2,076,543        July 1, 1997
              "Nobody Treats You
                    Better"            Principal          1,913,927        August 22, 1995

              *The Registration of this Mark has lapsed. The Company is diligently pursuing re-registration of this Mark.

              The Company does not own any patents nor are there any pending applications.

              The Company obtained the right to use the Marks from a National Marketing Agreement with Treats Canada Corporation dated December 1, 1997. Under this Agreement, Treats Canada Corporation has granted the Company exclusive right to own and franchise Treats stores and to use and license the use of the Marks and the Treats System in the United States. Provided the Company remains in compliance with its terms, this Agreement has a term of 20 years and is renewable for an additional 10

                           Page 7 of 64 of Form 10-SB
              years. The Agreement provides for the following payments to be made to Treats Canada Corporation:

              A store development fee in an amount equal to 10% of the franchise development fee charged to an area developer or a single store franchisee by the Company. In the event the Company opens a Corporately owned and managed location the Company must submit to Treats Canada Corporation an amount equal to 10% of the highest store franchise fee charged in the previous calendar year.

              On an ongoing basis an amount equal to 1% of the store sales.

              Not withstanding the above, there is a Memorandum of Understanding between the Company and Treats Canada Corporation which (among other things) provides for a period of 30 months during which there are no fees due to Treats Canada Corporation by the Company, until May 30, 2000.

              The agreement requires the Company to meet certain development criteria, as to which the Company is not in compliance (not having sold any franchises yet in 1999). However, the default provisions of the agreement has been waived until December 1, 2001.

              Single store Franchise Agreements provide for an 8% Royalty payable by franchisee to the Company on weekly gross sales. Area Development Agreements provide for an 8% Royalty payable by each franchisee within the defined area on weekly gross sales, payable to the Company, of which 50% is paid by the Company to Area Developer as compensation.

              There are currently no Franchise or Area Development Agreements in effect. Consequently, the Company does not collect any Royalties at this time.

              There are no labor contracts in effect.

         I-1(b)(8) NEED FOR ANY GOVERNMENT APPROVAL OF PRINCIPAL PRODUCTS OR SERVICES. IF GOVERNMENT APPROVAL IS NECESSARY AND THE SMALL BUSINESS ISSUER HAS NOT YET RECEIVED THAT APPROVAL, DISCUSS THE STATUS OF THE APPROVAL PROCESS;

              The Company grants single unit franchises and area development franchises throughout the United States. With the exception of the Registration States, the Company is currently able to sell franchises in most of the United States. It is the Company's intent to file the Company's Uniform Franchise Offering Circular (the "UFOC") with the Registration States when warranted.

              There are no other government approvals required, except customary food preparation permits and health inspection criteria to be met.

                           Page 8 of 64 of Form 10-SB

         I-1(b)(9) EFFECT OF EXISTING OR PROBABLE GOVERNMENTAL REGULATIONS ON THE BUSINESS;

              The Company as a franchisor, is required to file a UFOC with any of the Registration States (California, Hawaii, Illinois, Indiana, Maryland, Minnesota, New York, North

              Dakota, Rhode Island, South Dakota, Virginia, Washington and Wisconsin). Approval by each state is required prior to offering for sale Treats franchises in any of these Registration States. Each of the Registration States have their own requirements and approval criteria, and therefore approval is not guaranteed. The Company believes, however, that it will meet all requirements of any of the Registration States when filing the Company's UFOC.

       I-1(b)(10) ESTIMATE THE AMOUNT SPENT DURING EACH OF THE LAST TWO FISCAL YEARS ON RESEARCH AND DEVELOPMENT ACTIVITIES, AND IF APPLICABLE THE EXTENT TO WHICH THE COST OF SUCH ACTIVITIES ARE BORNE DIRECTLY BY CUSTOMERS;

              All research and development of new products and services are conducted by Treats Canada Corporation. Therefore, there are no cost to the Company or its customers.

       I-1(b)(11) COSTS AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS (FEDERAL, STATE AND LOCAL);

              The Treats stores are subject to inspection by local health department agencies in order to ensure compliance with all health standards. There are no costs involved other than the cost of necessary food preparation equipment (bakery oven, etc.) and licenses to open and operate a Treats store.

       I-1(b)(12) NUMBER OF TOTAL EMPLOYEES AND NUMBER OF FULL TIME EMPLOYEES.

              The Company employs a total of four persons, of which two are employed on a full time basis.

       I-1(c) REPORTS TO SECURITY HOLDERS. DISCLOSE THE FOLLOWING IN ANY REGISTRATION STATEMENT YOU FILE UNDER THE SECURITIES ACT OF 1933:

         I-1(c)(1) IF YOU ARE NOT REQUIRED TO DELIVER AN ANNUAL REPORT TO SECURITY HOLDERS, WHETHER YOU WILL VOLUNTARILY SEND AN ANNUAL REPORT AND WHETHER THE REPORT WILL INCLUDE AUDITED FINANCIAL STATEMENTS;

              Not applicable because the Company's Form 10-SB is filed under the Securities Exchange Act of 1934. However, the Company will send to the Company's security holders annual reports which will include annual audited financial statements. Since the inception of EMC Group, Inc., all annual financial statements have been audited.

                           Page 9 of 64 of Form 10-SB

         I-1(c)(2) WHETHER YOU FILE REPORTS WITH SECURITIES AND EXCHANGE COMMISSION. IF YOU ARE A REPORTING COMPANY, IDENTIFY THE REPORTS AND OTHER INFORMATION YOU FILE WITH THE SEC;

              Not applicable because the Company's Form 10-SB is filed under the Securities Exchange Act of 1934. However, as soon as the Company becomes a reporting company, it will file all required documentation, including but not limited to Form 10-Q-SB and Form 10-K-SB.

         I-1(c)(3) THAT THE PUBLIC MAY READ AND COPY ANY MATERIALS YOU FILE WITH THE SEC AT THE SEC'S PUBLIC REFERENCE ROOM AT 450 FIFTH STREET, N.W., WASHINGTON, D.C 20549. STATE THE PUBLIC MAY OBTAIN INFORMATION ON THE OPERATION OF THE PUBLIC REFERENCE ROOM BY CALLING THE SEC AT 1-800-SEC-0330. IF YOU ARE AN ELECTRONIC FILER, STATE THAT THE SEC MAINTAINS AN INTERNET SITE THAT CONTAINS REPORTS, PROXY AND INFORMATION STATEMENTS, AND OTHER INFORMATION REGARDING ISSUERS THAT FILE ELECTRONICALLY WITH THE SEC AND STATE THE ADDRESS OF THAT SITE (HTTP://WWW.SEC.GOV). YOU ARE ENCOURAGED TO GIVE YOUR INTERNET ADDRESS, IF AVAILABLE:

              The public may read and copy this Form 10-SB and any other materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, at http://www.sec.gov. The Company has two web-sites available to the public. Each of these web-sites gives the public an opportunity to contact the Company through E-mail. Those web-sites are: http://www.treatsusa.com and http://www.treatscoffee.com. Additionally, the president of the Company may be contacted currently directly via E-mail at: eso6059998@aol.com.

ITEM 2   - MANAGEMENT'S DISCUSSION                   ITEM 303 OF REGULATION SB
           AND ANALYSIS OR PLAN OF                   REG. 228.303
           OPERATION                                          (ITEM 303)

I-2(A)   PLAN OF OPERATION.

              The Company has sufficient cash flow from its operations to meet its day to day financial obligations. As the Company succeeds in attracting new equity capital, that capital will be used to expand the Treats concept throughout the United States.

              At that time the Company will derive its revenue from one time franchise fees as a result of the sale of single store franchises and area development rights, and from

                          Page 10 of 64 of Form 10-SB
              ongoing royalties, the profit on the sale of corporately owned stores, operating profit from corporately managed locations, leasehold and other related fees when and if applicable, and commissions and fees on the resale of existing franchises.

              The Company intends, in due course, to make a strategic acquisition of small to medium sized, well managed, food service chain, with a strong emphasis on coffee and a significant geographic presence in a target market.

              Human resources will be adjusted to accommodate business levels.

I-2(b) MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS FROM OPERATIONS.

         I-2(b)(1) FULL FISCAL YEARS. DISCUSS THE SMALL BUSINESS ISSUER'S FINANCIAL CONDITION, CHANGES IN FINANCIAL CONDITION AND RESULTS FROM OPERATIONS FOR EACH OF THE PAST TWO FISCAL YEARS. THIS DISCUSSION SHOULD ALSO ADDRESS THE PAST AND FUTURE FINANCIAL CONDITION AND RESULTS FROM OPERATIONS OF THE SMALL BUSINESS ISSUER, WITH PARTICULAR EMPHASIS ON THE PROSPECTS FOR THE FUTURE. THE DISCUSSION SHOULD ALSO ADDRESS THOSE KEY VARIABLES AND OTHER QUALITATIVE AND QUANTITATIVE FACTORS WHICH ARE NECESSARY TO AN UNDERSTANDING AND EVALUATION OF THE SMALL BUSINESS ISSUER. IF MATERIAL, THE SMALL BUSINESS ISSUER SHOULD DISCLOSE THE FOLLOWING:

                  I-2(b)(1)(i) ANY KNOWN TRENDS, EVENTS OR UNCERTAINTIES THAT HAVE OR ARE REASONABLY LIKELY TO HAVE A MATERIAL IMPACT ON THE SMALL ISSUER'S SHORT-TERM OR LONG-TERM LIQUIDITY;

                  I-2(b)(1)(ii) INTERNAL AND EXTERNAL SOURCES OF LIQUIDITY;

                  I-2(b)(1)(iii) ANY MATERIAL COMMITMENTS FOR CAPITAL EXPENDITURES AND THE EXPECTED SOURCES OF FUNDS FOR SUCH EXPENDITURES.;

                  I-2(b)(1)(iv) ANY KNOWN TRENDS, EVENTS OR UNCERTAINTIES THAT HAVE HAD OR THAT ARE REASONABLY EXPECTED TO HAVE A MATERIAL IMPACT ON THE NET SALES OR REVENUES OR INCOME FROM OPERATIONS;

                  I-2(b)(1)(v) ANY SIGNIFICANT ELEMENTS OF INCOME OR LOSS THAT DO NOT ARISE FROM THE SMALL BUSINESS ISSUER'S CONTINUING OPERATIONS;

                  I-2(b)(1)(vi) THE CAUSES FOR ANY MATERIAL CHANGES FROM PERIOD TO PERIOD IN ONE OR MORE LINE ITEMS OF THE SMALL BUSINESS ISSUER'S FINANCIAL STATEMENTS;

                  I-2(b)(1)(vii) ANY SEASONAL ASPECTS THAT HAD A MATERIAL EFFECT ON THE FINANCIAL CONDITION OR RESULTS OF OPERATION.

                          Page 11 of 64 of Form 10-SB

         I-2(b)(2) INTERIM PERIODS. IF THE SMALL BUSINESS ISSUER MUST INCLUDE INTERIM FINANCIAL STATEMENTS IN THE REGISTRATION STATEMENT OR REPORT, PROVIDE A COMPARABLE DISCUSSION THAT WILL ENABLE THE READER TO ASSESS MATERIAL CHANGES IN FINANCIAL CONDITION AND RESULTS OF OPERATIONS SINCE THE END OF THE LAST FISCAL YEAR AND FOR THE COMPARABLE INTERIM PERIOD IN THE PRECEDING YEAR.

INSTRUCTIONS TO ITEM 303

         1. THE DISCUSSION AND ANALYSIS SHALL FOCUS SPECIFICALLY ON MATERIAL EVENTS AND UNCERTAINTIES KNOWN TO MANAGEMENT THAT WOULD CAUSE REPORTED FINANCIAL INFORMATION NOT TO BE NECESSARILY INDICATIVE OF FUTURE OPERATING RESULTS OR OF FUTURE FINANCIAL CONDITION.

         2. SMALL BUSINESS ISSUERS ARE ENCOURAGED, BUT NOT REQUIRED, TO SUPPLY FORWARD LOOKING INFORMATION. THIS IS DISTINGUISHED FROM PRESENTLY KNOWN DATA WHICH WILL IMPACT UPON FUTURE OPERATING RESULTS, SUCH AS KNOWN FUTURE INCREASES IN COSTS OF LABOR AND MATERIALS. THIS LATTER DATA MAY BE REQUIRED TO BE DISCLOSED.

GENERAL

         THE YEAR ENDED FEBRUARY 28, 1999 COMPARED TO THE YEAR ENDED FEBRUARY 28, 1998.

               The Company, in its second year of operation recorded system wide sales of $728,250 (1) compared to $468,250 (1) for the previous year of operation. The sales increase of $260,000 is due to the following:

               The corporately owned and operated Treats store in Orlando, Florida was acquired December 1, 1997 and therefore sales for this store are only for a three (3) month period for the fiscal year ended February 28, 1998.

               The corporately owned store located in Detroit was acquired by the Company on February 3, 1998 and therefore only a 25 day period in sales are reported for this store for the fiscal year ended February 28, 1998. This store is operated by an independent operator.

               FOOTNOTE TO TEXT:
               (1)Sales include estimated sales of $350,000 for each fiscal year for the Treats store located in Washington, D.C. The estimate is based on previous years history. Additionally, the store was not reporting sales and the lease was assigned in July 1999 to Franchisees with the consent of landlord and the parties for a settlement fee of $25,000 paid subsequently by the Franchisees to the Company. As a result of the foregoing, the number of Treats stores in operation in the United States has decreased from 3 to 2 stores.

RESULTS OF OPERATIONS

                           Page 12 of 64 of Form 10-SB

               Total revenue for the most recent fiscal year was $242,900 compared to $48,500, an increase of 400%. This was the result of the previous year of operation being the Company's year of inception. The increase in revenue by category was: Sales of the corporately managed store increased by 260% from $45,900 to $165,000 in the most recent fiscal year, ended February 28, 1999.

               Management fees in the last fiscal year were $49,500 compared to $2,500 in the fiscal year immediately preceding, an increase of $47,000.

               Store rent collected for the fiscal year ended February 28, 1999 was $28,300 compared to no revenue for the previous fiscal year.

               Expenses for the year ended February 28, 1999 increased $311,600 or 265% to $428,700 from $117,100 for the same period in the previous fiscal year. The increase in expenses, in general, was a direct result of the previous year being the Company's year of inception. Specifically, the increase can be attributed as follows:

               Cost of Sales increased from $19,100 (41.5%) to $83,500 (50.6%)
               in the last fiscal year ended February 28, 1999. This increase can be directly attributed to:

               Cost of Sales for the fiscal year ended February 28, 1998 covers only a 3 month period, since the Treats store, located in Orlando was acquired by the Company December 1, 1997. Cost of Sales for the fiscal year ended February 28, 1999 is for a full 12 months period. The increase of Cost of Sales for the fiscal year ended February 28, 1999 is largely due to internal promotions of additional food and beverage items to the store's customers.

               Depreciation and Amortization increased from $49,900 in the year of inception to $149,400 in the fiscal year ended February 28, 1999.

               General, Operating and Retail Store expenses increased from $48,100 to $195,800 an increase of $147,700; however, this constitutes a decrease, if expressed as a percentage of revenue, from 99% to 80.6%.

CAPITAL RESOURCES

               The Company's projected capital asset requirements for the current fiscal year are not very demanding and will not impact the fiscal health of the Company in any manner.

LIQUIDITY AND CASH FLOW

               The working capital deficit of $9,000 at the end of the fiscal year was as a result of an increase in current liabilities, in particular an increase in accounts payable and

                           Page 13 of 64 of Form 10-SB
              unsecured short term advances from the President of the Company. The advances have subsequently been repaid in full.

              The Company did operate under a negative cash flow for the fiscal year ended February 28, 1999. Management believes, however, that the current year is showing a significant improvement in cash flow.

DEBT TO EQUITY RATIO

              The debt to equity ratio is insignificant at .02 to 1. The ratio was .002 to 1 in the Company's year of inception.

              IN THE CURRENT YEAR:

              This year the Company focused on establishing short and long term objectives and the development of a business plan to implement those objectives.

              The Company determined that it was important to use the Internet for communication and dissemination of information. As a result the Company entered into a contract with Visibility Consulting Inc. of Orlando, Florida to develop a web site ( ) in order to promote the Treats Franchise System in the United States and to provide other relevant information to a prospective client.

              In addition to its web site, Company management felt strongly that an opportunity existed to market some of the Treats Coffees through the Internet. To that extent a web site was developed. The site is still under construction but management believes that it will be ready to take its first orders on or about November 20, 1999.

              The Treats private label coffees are offered on the Internet site in a gift box format. The management of the Company further believes, that the Treats gourmet coffees offer significant price advantages due to the fact that the coffees are produced under private label by the Nestle Company of Canada, and as a direct result the savings of conversion of Canadian to US Dollars are passed on to the Company's E-commerce customers.

              The Company will adopt the new design criteria and appearance of Treats stores, developed by Treats Canada Corporation, which have been well received by its customers, landlords and franchise owners. The updated interior and exterior decor provides for a more comfortable and relaxing atmosphere.

              The Company has reviewed its Year 2000 readiness and does not believe that there will be any material impact on its operation either directly or indirectly.

              IN THIS AND FUTURE YEARS:

                           Page 14 of 64 of Form 10-SB

              Significant numbers of inquiries have been received from potentially qualified single, multiple and area development franchisees. The Company is cautiously optimistic that it will sell at least one area development franchise in the current fiscal year.

              Additionally, the Company is cautiously optimistic that it will sell at least 10 single franchise stores in the current fiscal year.

              The Company further believes that it will derive significant revenues from the sale of its Treats private label gourmet coffees on its E-commerce web-site (http://www.treatscoffee.com ). The site is in its final development stage and is expected to be fully operational on or about November 20, 1999.

ITEM 3   - DESCRIPTION OF PROPERTY                   ITEM 102 OF REGULATION SB
                                                     REG. 228.102
                                                     (ITEM 102)


I-3(a) GIVE THE LOCATION OF THE PRINCIPAL PLANTS AND OTHER PROPERTY OF THE SMALL BUSINESS ISSUER ETC.

         The Company at present owns no real properties. Its leased premises for the Company owned and operated business is 255 So. Orange Avenue, Orlando, FL 32801. Its other leased location for a business owned by the Company and operated by an independent operator, is at 3031 West Grand Boulevard, #201, Detroit, MI 48202.

ITEM 4   - SECURITY OWNERSHIP                        ITEM 403 OF REGULATION SB
           OF CERTAIN BENEFICIAL                     REG. 228.403
           OWNERS AND MANAGEMENT                     (ITEM 403)

I-4(a) SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS. COMPLETE THE TABLE BELOW FOR ANY PERSON (INCLUDING ANY "GROUP") WHO IS KNOWN TO THE SMALL BUSINESS ISSUER TO BE THE OWNER OF MORE THAN 5% OF ANY CLASS OF THE SMALL BUSINESS ISSUER'S VOTING SECURITIES.


                               NAME AND                       AMOUNT AND                PERCENT
TITLE OF CLASS     ADDRESS OF BENEFICIAL OWNER       NATURE OF BENEFICIAL OWNER         OF CLASS
--------------     ---------------------------       --------------------------         --------
Class "A" Pref.    Treats Canada Corporation (1)     2,800,000 shares - International
                   418 Preston Street                Franchisor of the Treats
                   Ottawa, Ontario K1S 4N2           System                               100%
                   Canada

Common Stock       134330 Ontario, Inc.              300,000 shares - A Canadian          12%
                   38 Stinson Ave.                   Company
                   Nepean, Ontario K2H 6N3
                   Canada

                           Page 15 of 64 of Form 10-SB

                                NAME AND                       AMOUNT AND               PERCENT
TITLE OF CLASS      ADDRESS OF BENEFICIAL OWNER       NATURE OF BENEFICIAL OWNER        OF CLASS
--------------      ---------------------------       --------------------------        --------
Common Stock        Hector Campagna (3)               575,000 shares - A Canadian        23%
                    2132 Johnston Road                Investor
                    Ottawa, Ontario K1G 5J7
                    Canada

Common Stock        882793 Ontario Ltd.  (4)          475,000 shares - A Canadian        19%
                    632 Princess Louise Drive         Company
                    Orleans, Ontario K4A 2B7

Common Stock        George Gibson  (2)                204,000 shares - Private           8.16%
                    632 Princess Louise Drive         Investor
                    Orleans, Ontario K4A 2B7
                    Canada

(1) The Class "A" Preference Shares issued to Treats Canada Corporation carry the legend "Convertible to Common Stock subject to the approval by the Board of Directors of EMC Group, Inc., Inc.". When converted, the total shares of such issuable common stock may not exceed 10% of the then outstanding number of shares of the Company.
(2) The Common Stock owned by George Gibson are subject to Rule 144. George Gibson is a brother of the President and CEO of Treats Canada Corporation.

(3) Hector Campagna is a private investor and the brother of Sandro Campagna, a Director of the Company.
(4) The President of 882793 Ontario Ltd. is George Gibson, the over 5%common shareholder of the Company, who is a brother of the President & CEO of Treats Canada Corporation.

No warrants, options, rights, conversion privileges or any other obligations exercisable within 60 days have been authorized by the Company.

I-4(b)   SECURITY OWNERSHIP OF MANAGEMENT

                               NAME AND                         AMOUNT AND                PERCENT
TITLE OF CLASS     ADDRESS OF BENEFICIAL OWNER         NATURE OF BENEFICIAL OWNER         OF CLASS
--------------     ---------------------------         --------------------------         --------
Common Stock       Erhard Sommer                      40,000 shares- President              1.44%
                   346 Tanager Court                  CEO and Director of EMC
                   Lakeland, FL 33803                 Group, Inc.

Common Stock       Peter- Mark Bennett                14,000 shares- Secretary              0.50%
                   71 Bernard Court, N.W.             and Treasurer  and Director
                   Calgary, Alberta T3K 2B3           of EMC Group, Inc.
                   Canada

Common Stock       Sandro Campagna                    14,000 shares - Director              0.50%
                   1316 Squire Drive                  of EMC Group, Inc.
                   Manotick, Ontario K4M 1B8
                   Canada

                           Page 16 of 64 of Form 10-SB

OFFICERS AND DIRECTORS AS A GROUP      68,000 SHARES           2.45%
---------------------------------      -------------           -----

The above noted Common Shares are Restricted Stock subject to Rule 144.

There are no options or warrants granted to present officer(s), directors or other entities.

I-4(c) CHANGES IN CONTROL. DESCRIBE ANY ARRANGEMENTS WHICH MAY RESULT IN A CHANGE IN CONTROL OF THE SMALL BUSINESS ISSUER.

         No arrangements exist which may result in a change of control of the Company.

ITEM 5   - DIRECTORS AND EXECUTIVE                   ITEM 401 OF REGULATION SB
           OFFICERS, PROMOTERS AND                   REG. 228.401
           CONTROL PERSONS                           (ITEM 401)

I-5(a)   IDENTIFY DIRECTORS AND EXECUTIVE OFFICERS

         I-5(a)(1) LIST THE NAMES AND AGES OF ALL DIRECTORS AND EXECUTIVES AND ALL PERSONS NOMINATED OR CHOSEN TO BECOME SUCH;

         NAME                    AGE         POSITION
         -----------------       ---         ------------------------------
         Erhard Sommer           61          President & CEO, Director
                                                since March 3, 1997

         Peter-Mark Bennet       42          Secretary, Treasurer, Director
                                                since March 3, 1997

         Sandro Campagna         42          Director since March 3, 1997

         ERHARD SOMMER
         Mr. Erhard Sommer is President, CEO and Chairman of the Board of the Company. Mr. Sommer has served in this capacity since the March 3, 1997 formation of EMC Group, Inc. Prior to March 3, 1997, Mr. Sommer served as V.P. Operations of Treats International Enterprises Inc. for 6 1/2 years.

                           Page 17 of 64 of Form 10-SB

         PETER-MARK BENNETT
         Mr. Bennett is Secretary, Treasurer and Director of the Company since its inception on March 3, 1997. Mr. Bennett is the Product Manager for Telus Advance Communications in Calgary, Alberta. From July 1997 to February 1998, Mr. Bennett served as Director of Design Group Ltd., Ottawa, Canada. From July 1994 to July 1997, Mr. Bennett was Director of Operations for Network Excellence Ltd., Ottawa. He was appointed Director of Treats International Enterprises, Inc. on December 16, 1994 and still serves in this capacity.

         SANDRO CAMPAGNA
         Mr. Campagna is a Director of the Company. He is President and a Director of Arban Construction Ltd., in Gloucester, Ontario, Canada from June 1993 to present. Prior to June 1994, Mr. Campagna was the President of Campagna Enterprises, which owned several Treats franchises in Canada.

I-5(b) IDENTIFY SIGNIFICANT EMPLOYEES. GIVE THE INFORMATION SPECIFIED IN PARAGRAPH (A) OF THIS ITEM FOR EACH PERSON WHO IS NOT AN EXECUTIVE OFFICER BUT WHO IS EXPECTED BY THE SMALL BUSINESS ISSUER TO MAKE SIGNIFICANT CONTRIBUTION TO THE BUSINESS;

         Does not apply.

I-5(c) FAMILY RELATIONSHIPS. DESCRIBE ANY FAMILY RELATIONSHIP AMONG DIRECTORS, EXECUTIVE OFFICERS, OR PERSONS NOMINATED OR CHOSEN BY THE SMALL BUSINESS ISSUER TO BECOME DIRECTORS OR EXECUTIVE OFFICERS.

Hector Campagna (an over 5% common shareholder of the Company) is the brother of Sandro Campagna, a Director of the Company.

I-5(d) INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS. DESCRIBE THE FOLLOWING EVENTS ETC. ETC.

         I-5(d)(1)  BANKRUPTCY

         None of the officer(s) and Directors has been involved in bankruptcy proceedings and no bankruptcy petitions were filed by or against any executive officer or Director while holding office in any capacity in any business.

         I-5(d)(2)  ANY CRIMINAL CONVICTIONS

         There are no criminal proceedings or pending criminal proceedings against any of the Officer(s) and Directors of the COMPANY.

         I-5(d)(3) BEING SUBJECT TO ANY ORDER, JUDGMENT OR DECREE ETC.

         There are no judgments, decrees of any competent jurisdiction against any of the Company's Officer(s) and Directors which would bar, suspend or otherwise limit their involvement in any type of business.

                           Page 18 of 64 of Form 10-SB

ITEM 6   - EXECUTIVE COMPENSATION                    ITEM 402 OF REGULATION SB
                                                     REG. 228.402
                                                     (ITEM 402)
I-6(a)   GENERAL.

         I-6(a)(1)  ALL COMPENSATION COVERED.

         All forms of compensation are considered in making the required disclosures.

         I-6(a)(2) PERSONS COVERED.

         Disclosure shall be provided pursuant to this item for each of the following (the "named executive officers"):

         ERHARD SOMMER, PRESIDENT & CEO, DIRECTOR AND CHAIRMAN OF THE BOARD During the last fiscal year ended February 28, 1999, Mr. Sommer received total gross wages of $12,000, plus Health Insurance Coverage at a cost of approximately $3,700. There are no compensation or benefit plans nor any non-plan compensation awards of any kind to Mr. Erhard Sommer

         PETER-MARK BENNETT, SECRETARY & TREASURER, DIRECTOR
         Mr. Bennet has not received any compensation of any kind during the past fiscal year ended February 28, 1999. There are no plans compensation or benefit nor any non-plan compensation awards of any kind to Mr. Peter-Mark Bennett.

         SANDRO CAMPAGNA, DIRECTOR
         Mr. Campagna has not received any compensation of any kind during the past fiscal year ended February 28, 1999. There are no plans compensation or benefit nor any non-plan compensation awards of any kind to Mr. Sandro Campagna.

         There are no other executive officers in the Company.
         The Company does not own any subsidiaries.
         The Company has no overseas operations.
         No compensation was paid to any Third Party during the fiscal year ended February 28, 1999.

I-6(b)   SUMMARY COMPENSATION TABLE.

         I-6(b)(1)         GENERAL.

                           Page 19 of 64 of Form 10-SB

         The information specified in paragraph (b)(2) of this item, concerning the compensation of the named executive officers for each registrant's last three completed fiscal years, shall be provided in a Summary Table, in the tabular format specified below.

                                                       SUMMARY COMPENSATION TABLE

                      ANNUAL  COMPENSATION  AWARDS                LONG TERM COMPENSATION                   PAYOUTS
              -----------------------------------------       -------------------------------      -----------------------
   (a)         (b)      (c)      (d)           (e)                 (f)           (g)                 (h)          (i)
--------------------------------------------------------------------------------------------------------------------------
NAME AND
PRINCIPAL                                                                     SECURITIES             LTIP       ALL OTHER
COMPENSATION           TOTAL    SALARY       BONUS            OTHER ANNUAL  RESTRICTED STOCK       UNDERLYING     PAYOUTS
POSITION       YEAR     ($)     ($)       COMPENSATION         AWARD(S)($)      OPTIONS               ($)          ($)
--------------------------------------------------------------------------------------------------------------------------
 CEO
Erhard
Sommer          98     14,400   14,400       None                None            None                 None        None

Erhard

Sommer          99     12,000   12,000       None                None            None                 None        None


ITEM 7   - CERTAIN RELATIONSHIPS                 ITEM 404 OF REGULATION SB
           AND RELATED TRANSACTIONS              REG. 228.404
                                                 (ITEM 404)

I-7(a) DESCRIBE ANY TRANSACTION DURING THE LAST TWO YEARS, OR PROPOSED TRANSACTIONS, TO WHICH THE SMALL BUSINESS ISSUER WAS OR IS TO BE A PARTY, IN WHICH ANY OF THE FOLLOWING PERSONS HAD OR IS TO HAVE A DIRECT OR INDIRECT MATERIAL INTEREST. GIVE THE NAME OF THE PERSON, THE RELATIONSHIP TO THE ISSUER, NATURE OF THE PERSON'S INTEREST IN THE TRANSACTION AND, THE AMOUNT OF SUCH INTEREST.

         Not applicable.

ITEM 8   - DESCRIPTION OF                            ITEM 202 OF REGULATION SB
           SECURITIES                                REG. 228.202
                                                     (ITEM 202)

I-8(a)   COMMON OR PREFERRED STOCK.

         I-8(a)(1) IF THE SMALL BUSINESS ISSUER IS OFFERING COMMON EQUITIES, DESCRIBE ANY DIVIDEND, VOTING AND PREEMPTION RIGHTS.

                          Page 20 of 64 of Form 10-SB

         The Company's authorized stock is 50,000,000 Common shares and 50,000,000 Preferred shares. The total number of outstanding shares of the Company's common stock to date are 2,575,200.

         DIVIDENDS

         The Company has not paid any dividends and does not anticipate paying any dividends in the foreseeable future.

         VOTING OF SHARES (pursuant to the Florida Statues, the Company's Articles of Incorporation, and Section 9 of the Company's By-laws):

         Each outstanding share regardless of class, shall be entitled to one
         (1) vote on each matter submitted at a meeting of shareholders.

         Treasury shares, shares of stock of this corporation owned by a subsidiary corporation, of which the majority of the voting stock is owned by this corporation, and shares of stock of this corporation held by this corporation in fiduciary capacity shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding shares at any given time.

         A shareholder may vote either in person or by proxy executed in writing by the shareholder or his or her duly and expressly authorized attorney-in-fact. If a proxy expressly provides, any proxy holder may appoint a substitute to act in his or her behalf.

         There is cumulative voting for directors. This means that at each election for directors, every shareholder entitled to vote at such election shall have the right to vote, in person or by proxy, the number of votes attributable to the shares owned by the shareholder for as many persons as there are directors to be elected at that time and for whose election the shareholder has a right to vote.

         Shares standing in the name of a corporation, domestic or foreign, may be voted as specified by governing law or else by the officer, agent or proxy designated by the bylaws of the corporate shareholder; or, in the absence of any applicable law or bylaw, by such person as the Board of Directors of the corporate shareholder may designate. Proof of such designation may be made by presentation of a certified copy of the bylaws or other instrument of the corporate shareholder. In the absence of any such designation, or in case of conflicting designations by the corporate shareholder, the chairman of the board, president, any vice president, secretary and treasurer of the corporate shareholder shall be presumed to possess , in that order, authority to vote such shares.

         I-8(a)(2) If the small business is offering preferred stock, describe the dividend, voting, conversion and liquidation rights as well as redemption or sinking fund provisions.


                          Page 21 of 64 of Form 10-SB

         On December 1, 1997, the Company entered into an exclusive license agreement with Treats Canada Corporation to develop Treats stores in the United States and the Caribbean and the Company holds the right of first refusal for stores in the U.K. The agreement is for a term of 20 years. In exchange for the U.S. marketing rights, 2,700,000 shares of Class "A" preferred shares were issued to Treats Canada Corporation.

         There are outstanding 2,800,000 Class "A" preferred shares. Each share votes equally with common shares, one vote per share. The shares are convertible to common stock, subject to approval by the Board of Directors of EMC Group, Inc. and upon conversion may not exceed 10% of the outstanding common stock of the Company. There are no redemption rights or sinking fund provisions and no dividends are payable. No additional Class "A" preferred shares are presently being offered or are presently planned to be issued.

         On February 3, 1998, the Company acquired assets for a Treats store in Detroit, Michigan. The Company acquired the assets at a cost of $100,000 from Treats Canada Corporation. In exchange for the assets, 100,000 shares of Class "A" preferred shares were issued. The shares are convertible to common stock subject to the approval of the Board of Directors of EMC Group, Inc. The assets are owned by EMC Group, Inc., but the store is operated by an independent party. EMC Group, Inc. collects management fees from the party which operates the store.

         I-8(a)(3) DESCRIBE ANY OTHER MATERIAL RIGHTS OF COMMON OR PREFERRED SHAREHOLDERS.

         The total of 2,800,000 Class "A" Preferred Shares issued to Treats Canada Corporation, when converted to common stock upon approval by the Board of Directors of the Company, may not exceed 10% of the Company's outstanding common shares.

         I-8(a)(4) DESCRIBE ANY PROVISION IN THE CHARTER OR BY-LAWS THAT WOULD DELAY, DETER OR PREVENT A CHANGE IN CONTROL OF THE SMALL BUSINESS ISSUER.

         There are no provisions contained in the Company's charter or by-laws that would prevent, delay or deter a change in control of the Company.

I-8(b)   DEBT SECURITIES

         Not applicable.

I-8(c)   OTHER SECURITIES TO BE REGISTERED

         Not applicable


                          Page 22 of 64 of Form 10-SB

                                     PART II

ITEM 1   - MARKET PRICE OF AND                       ITEM 201 OF REGULATION SB
           DIVIDENDS ON THE                          REG. 228.201
           REGISTRANT'S COMMON                       (ITEM 201)
           EQUITY AND RELATED
           SHAREHOLDER MATTERS

II-1(a)  MARKET INFORMATION

         II-1(a)(1) IDENTIFY THE PRINCIPAL MARKETS WHERE THE SMALL BUSINESS ISSUER'S COMMON STOCK IS TRADED. IF THERE IS NO PUBLIC MARKET, SO STATE.

         The Company's common stock is traded over the counter on the NASDAQ bulletin board, trading symbol EMCB.

                  II-1(a)(1)(i) If the principal market for the small business issuer's common equity is an exchange, give the high and low sales prices for each quarter within the last two fiscal years and any subsequent interim period for which financial Statements are required by Item 310(b) in the over-the-counter market.

THE COMPANY'S STOCK IS NOT TRADED PRINCIPALLY ON A STOCK EXCHANGE. THE FOLLOWING TABLE SETS FORTH THE HIGH AND LOW PRICES FOR THE COMPANY'S STOCK. PRICES REPRESENT QUOTATIONS BETWEEN DEALERS WITHOUT ADJUSTMENT FOR RETAIL MARK-UPS, MARK-DOWNS OR COMMISSIONS, AND MAY NOT REPRESENT ACTUAL TRANSACTIONS.

QUARTER ENDED                              LOW PRICE                  HIGH PRICE
--------------------------------------------------------------------------------

February 28, 1998(1)                        $ 12.50                   $  12.50
May      31, 1998(1)                        $  8.575                  $  10.15
August   28, 1998(1)                        $  7.80                   $  10.15
November 30, 1998(1)                        $  3.50                   $   3.50
February 28, 1999(1)                        $  1.25                   $   1.25
May      31, 1999                           $  0.50                   $   0.50
August   31, 1999                           $  0.375                  $   0.375

(1)Stock prices have been adjusted to reflect the reverse split of the Company's common stock for each quarter reported.

II-1(b) IF THE INFORMATION CALLED FOR BY PARAGRAPH (A) OF THIS ITEM IS BEING PRESENTED IN A REGISTRATION STATEMENT RELATING TO A CLASS OF COMMON EQUITY FOR WHICH AT THE TIME OF FILING THERE IS NO ESTABLISHED PUBLIC TRADING MARKET, INDICATE THE AMOUNT(S) OF COMMON EQUITY:

         II-1(b)(i) THAT IS SUBJECT TO OUTSTANDING WARRANTS TO PURCHASE, OR SECURITIES CONVERTIBLE INTO, COMMON EQUITY OF THE REGISTRANT;

         Believed to be not applicable because there is a trading market. However, see Part I, Item 8, "Description of Securities" in the Company's Form 10-SB.


                          Page 23 of 64 of Form 10-SB

         II-1(b)(ii) THAT COULD BE SOLD PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OR THAT THE REGISTRANT HAS AGREED TO REGISTER UNDER THE SECURITIES ACT FOR SALE BY THE SECURITY HOLDERS; OR

         Believed to be not applicable because there is a trading market. However, all or substantially all of the outstanding common equity could be sold pursuant to Rule 144, but shares held by affiliates of the Company (its parent(s), officers, directors and 10% or more common equity holders) are subject to the sales volume, method of sale, and reporting restrictions of Rule 144 (and the trading and reporting restrictions of Section 16 of the Securities Exchange Act of 1934).

         II-1(b)(iii) THAT IS BEING OR HAS BEEN PROPOSED TO BE, PUBLICLY OFFERED BY THE REGISTRANT UNLESS SUCH COMMON EQUITY IS BEING OFFERED PURSUANT TO AN EMPLOYEE BENEFIT PLAN OR DIVIDEND REINVESTMENT PLAN, THE OFFERING OF WHICH COULD HAVE A MATERIAL EFFECT ON THE MARKET PRICE OF THE REGISTRANTS COMMON EQUITY.

         Believed to be not applicable because there is a trading market and because no common equity is being or has been proposed to be publicly offered by the Company (other than pursuant to a benefit or reinvestment plan) so as to have a material market price effect.

II-1(b) HOLDERS. GIVE THE APPROXIMATE NUMBER OF HOLDERS OF RECORD OF EACH CLASS OF COMMON EQUITY.

         Preferred Class "A" stock:        One (1) holder
         Common stock:                     Three Hundred Sixty-Six (366) holders

II-1(c)  DIVIDENDS

         No cash dividends have been declared in the past two years and the Company does not anticipate that it will declare dividends in the foreseeable future. However, there are no restrictions limiting the ability of the Company to declare and/or pay dividends.

 ITEM 2  - LEGAL PROCEEDINGS                           ITEM 103 OF REGULATION SB
                                                       REG. 228.103
                                                       (ITEM 103)

II-2(a) IF A SMALL BUSINESS ISSUER IS A PARTY TO ANY PENDING LEGAL PROCEEDING (OR ITS PROPERTY IS SUBJECT OF A PENDING LEGAL PROCEEDING), GIVE THE FOLLOWING INFORMATION (NO INFORMATION IS NECESSARY AS TO ROUTINE LITIGATION THAT IS INCIDENTAL TO THE BUSINESS):

There no legal proceedings of any kind against the Company or as to its property.


                          Page 24 of 64 of Form 10-SB

ITEM 3   - CHANGES IN AND                            ITEM 304 OF REGULATION SB
           DISAGREEMENTS                             REG. 228.304
           WITH ACCOUNTANTS                          (ITEM 304)

II-3(a) There are no changes in or disagreements with the accountants.

ITEM 4   - RECENT SALES OF                           ITEM 701 OF REGULATION SB
           UNREGISTERED                              REG. 228.701
           SECURITIES                                (ITEM 701)

II-4 GIVE THE FOLLOWING INFORMATION FOR ALL SECURITIES THAT THE SMALL BUSINESS ISSUER SOLD WITHIN THE PAST THREE YEARS WITHOUT REGISTERING THE SECURITIES WITH THE SECURITIES ACT.

         THE DATE, TITLE AND AMOUNT OF SECURITIES SOLD.

         The Company issued the following securities to Treats Canada
         Corporation.

         On December 1, 1997, the Company entered into an exclusive license agreement with Treats Canada Corporation to develop Treats stores in the United States and the Caribbean and the Company holds the right of first refusal for stores in the U.K. The agreement is for a term of 20 years. In exchange for the U.S. marketing rights, 2,700,000 shares of Class "A" preferred shares were issued to Treats Canada Corporation.

         There are outstanding 2,800,000 Class "A" preferred shares. Each share votes equally with common shares, one vote per share. The shares are convertible to common stock, subject to approval by the Board of Directors of EMC Group, Inc. and upon conversion may not exceed 10% of the outstanding common stock of the Company. There are no redemption rights or sinking fund provisions and no dividends are payable. No additional Class "A" preferred shares are presently being offered or are presently planned to be issued.

         The Company issued on the following dates the following amounts of common shares to the following persons:

         On April 6, 1999 the Company issued 2,400,000 shares of its common stock to various parties pursuant to Rule 504 OF Regulation D promulgated under the Securities Act of 1933 by the Securities and Exchange Commission. Of these, 2,195,000 shares remain outstanding.

         100,000 shares of the Company's free trading shares were issued at no cost to Power Media Group, Inc. in payment for Public/Investor Relations to be undertaken by this firm on behalf of the Company.

         On April 6, 1999, the Company entered into a Marketing Agreement with Visibility Consulting, Inc., a Florida corporation, with their principal office located at 425


                          Page 25 of 64 of Form 10-SB

         Chickasaw Trail, Suite 166, Orlando, Florida 32825, Phone 407-658-7760. The agreement provides for services to be rendered by Visibility Consulting, Inc. including general consulting and project management in the areas of Investor Relations, Public Relations, Marketing, Internet Development (www.treatsusa.com) and www.treatscoffee.com), and Financial Communications. In payment for these services to be performed, the Company issued a total of 100,000 free trading shares of the Company's common stock at $0.005 per share in three draws: (1) 50,000 shares of the Company's common stock immediately upon execution of the agreement; (2) 25,000 shares of the Company's common stock 90 days after execution of the agreement and; (3) 25,000 shares of the Company's common stock 180 days after execution of the agreement.

         On July 23, 1999 the Company entered into a Public/Investor Relations Agreement with Talk Stock With Me, Inc.. In return for services to be rendered, the Company issued 100,000 free trading shares of its common stock to Talk Stock With Me, Inc. at no cost to Talk Stock With Me, Inc. The agreement calls for a three (3) month term, with renewal options by either party. The original agreement has been extended by an additional one (1) month by way of a verbal commitment from Talk Stock With Me, Inc., at no further cost to the Company.

         On October 8, 1999, the Company returned 205,000 shares of its outstanding common stock to treasury by way of cancellation advice to the Company's transfer Agent, Atlas Stock Transfer Corporation. 200,000 shares were part of a 300,000 share certificate originally issued to Power Media Group, Inc., on April 6, 1999 with an option to purchase the common stock as a block for $100,000 cash. However, Power Media, Inc. did not exercise their option. The remaining 100,000 shares were issued to Talk Stock With Me, Inc. on July 23, 1999 for services to be rendered as referenced in the previous paragraph. A 5,000 share certificate was canceled as a result of a private investor not wishing to pursue the purchase of this stock certificate.

         The remaining 2,195,000 shares of the 2,400,000 issued on April 6, 1999 pursuant to Rule 504 of Regulation D promulgated under the Securities Act of 1933 by the Securities and Exchange Commission, were subscribed to at an average price per share of $0.1932 or a total of $424,000, of which the Company has received $122,500 from these subscriptions to date. Payments are due February 28, 2000 pursuant to Promissory Notes with subscribers.

         GIVE THE NAMES OF THE PRINCIPAL; UNDERWRITERS, IF ANY. IF THE SMALL BUSINESS ISSUER DID NOT PUBLICLY OFFER ANY SECURITIES, IDENTIFY THE PERSON OR CLASS OF PERSONS TO WHOM THE SMALL BUSINESS ISSUER SOLD THE SECURITIES.

         The Class "A" preferred shares were not publicly offered. They were sold to Treats Canada Corporation, 418 Preston Street, Ottawa, Ontario, Canada.


                          Page 26 of 64 of Form 10-SB

         The common shares were not publicly offered. They were sold to the persons named above for services and the balance were subscribed for by cash investors who had no other significant relationships with the Company.

         None of the securities sold within the past three years have been registered by the Company with the SEC.

ITEM 5   - INDEMNIFICATION OF                        ITEM 702 OF REGULATION SB
           DIRECTORS AND OFFICERS                    REG. 228.702
                                                     (ITEM 702)

II-5 STATE WHETHER ANY STATUTE, CHARTER PROVISIONS, BY-LAWS CONTRACT OR OTHER ARRANGEMENTS INSURES OR INDEMNIFIES A CONTROLLING PERSON, DIRECTOR OR OFFICER OF THE SMALL BUSINESS ISSUER OR AFFECTS HIS OR HER LIABILITY IN THAT CAPACITY.

Article IX of the Company's by-laws states that the Company, in its discretion, shall indemnify any person who was or is a party in a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than a action by, or in the right of, the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against liabilities, expenses (including attorney's fees at all trial and appellate levels), judgments, fines, penalties and amounts paid in settlement, actually and reasonably incurred by him or her in connection with such action, suit or proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, had reasonable cause to be believe that his or her conduct was unlawful.



                          Page 27 of 64 of Form 10-SB

                                    PART F/S

ITEM 310 FINANCIAL STATEMENTS                         ITEM 310 OF REGULATION SB
                                                      REG. 228.310
                                                      (ITEM 310)

F/S-1. Furnish the information required by Item 301 of Regulation SB.


                                 EMC GROUP, INC.

                              FINANCIAL STATEMENTS

                        YEAR ENDED FEBRUARY 28, 1999 AND
                     INITIAL PERIOD ENDED FEBRUARY 28, 1998

                                 EMC GROUP, INC.

                          YEAR ENDED FEBRUARY 28, 1999
                   AND INITIAL PERIOD ENDED FEBRUARY 28, 1998

                                TABLE OF CONTENTS

                                                                           PAGE
                                                                          NUMBER
                                                                          ------

  Financial Statements:

    Independent Auditor's Report                                             1

    Balance Sheets                                                           2

    Statements Of Operations                                                 3

    Statement Of Changes In Stockholders' Equity                             4

    Statements Of Cash Flows                                                5-6

    Notes To Financial Statements                                           7-11

    Accompanying Information                                                 12




                          Page 28 of 64 of Form 10-SB

                          INDEPENDENT AUDITOR'S REPORT

The Board of Directors and Stockholders
EMC Group, Inc.

         I have audited the accompanying balance sheets of EMC Group, Inc., as of February 28, 1999 and 1998, and the related statements of operations, changes in stockholders' equity, and cash flows for the year and initial period then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

         I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

         In my opinion, financial statements referred to above present fairly, in all material respects, the financial position of EMC Group, Inc. as of February 28, 1999 and 1998, and the results of its operations and its cash flows for the year and initial period then ended in conformity with generally accepted accounting principles.

July 13, 1999








                          Page 29 of 64 of Form 10-SB

                                 EMC GROUP, INC.
                                 BALANCE SHEETS


                                                           FEBRUARY 28,
           ASSETS                                     1999              1998
                                                  -----------       -----------
CURRENT:
  Cash                                            $     4,590       $    15,847
  Accounts receivable                                  25,835               774
  Note receivable                                           0             8,713
  Inventory                                             3,478             2,994
  Prepaid expenses                                        972               834
                                                  -----------       -----------

      TOTAL CURRENT ASSETS                             34,875            29,162

PROPERTY AND EQUIPMENT, at cost:
  Leasehold improvements                               68,099            68,099
  Equipment                                            37,485            36,219
                                                  -----------       -----------

                                                      105,584           104,318
  Less accumulated depreciation                        26,580            14,748
                                                  -----------       -----------

           NET PROPERTY AND EQUIPMENT                  79,004            89,570

OTHER ASSETS:
  Organization costs                                    3,102             4,136
  Marketing rights                                  2,559,375         2,695,875
  Deposits                                              1,199             1,199
                                                  -----------       -----------

                                                  $ 2,677,555       $ 2,819,942
                                                  ===========       ===========

            LIABILITIES AND STOCKHOLDERS' EQITY

CURRENT LIABILITIES:
  Accounts payable                                $    21,677       $       652
  Advances from officer                                22,254                 0
                                                  -----------       -----------

      TOTAL CURRENT LIABILITIES                        43,931               652

LONG-TERM LIABILITIES:
  Deposits                                              4,400             4,400
                                                  -----------       -----------

      TOTAL LIABILITIES                                48,331             5,052

STOCKHOLDERS' EQUITY:
  Preferred stock ($.0001 par value; 50 million
    shares authorized; 2.8 million issued)                280               280
  Common stock ($.0001 par value; 50 million
    shares authorized; 9.505 million issued)              951               951
  Additional paid-in capital                        2,882,116         2,882,116
  Deficit                                            (254,123)          (68,457)
                                                  -----------       -----------

      TOTAL STOCKHOLDERS' EQUITY                    2,629,224         2,814,890
                                                  -----------       -----------

                                                  $ 2,677,555       $ 2,819,942
                                                  ===========       ===========


                          Page 30 of 64 of Form 10-SB

                                 EMC GROUP, INC.

                            STATEMENTS OF OPERATIONS

                                                                       FROM
                                                                  MARCH 3, 1997
                                                  YEAR ENDED       (INCEPTION)
                                                 FEBRUARY 28,      FEBRUARY 28,
                                                     1999              1998
                                                 -----------       -----------
SALES:
  Food and beverage                              $   165,049       $    45,927
  Management fees                                     49,506             2,545
  Store rent                                          28,357                 0
                                                 -----------       -----------

           TOTAL SALES                               242,912            48,472

EXPENSES:
  Food and beverage                                   83,535            22,013
  Retail store operating                              91,637            19,099
  General and administrative                         104,167            26,066
  Depreciation and amortization                      149,366            49,907
                                                 -----------       -----------

TOTAL EXPENSES                                       428,705           117,085
                                                 -----------       -----------

LOSS BEFORE INTEREST INCOME                         (185,793)          (68,613)

INTEREST INCOME                                          127               156
                                                 -----------       -----------

NET LOSS                                         $  (185,666)      $   (68,457)
                                                 ===========       ===========

EARNINGS PER COMMON SHARE                        $       .00       $       .00
                                                 ===========       ===========

AVERAGE NUMBER OF COMMON SHARES OUTSTANDING        9,505,000         9,095,468
                                                 ===========       ===========



                          Page 31 of 64 of Form 10-SB

                                 EMC GROUP, INC.

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                         FROM MARCH 3, 1997 (INCEPTION)
                              TO FEBRUARY 28, 1999



                                         PAR VALUE                ADDITIONAL
                                ----------------------------        PAID-IN          INCOME
                                  COMMON          PREFERRED         CAPITAL          (LOSS)             TOTAL
                                -----------      -----------      -----------      -----------       -----------
Common stock issued
  7,500,000 shares
  March 3, 1997                 $       750      $         0      $         0      $         0       $       750
Common stock issued
  1,005,000 shares
  April 30, 1997                        101                0            4,924                0             5,025
Common stock issued
  1,000,000 shares
  May 31, 1997                          100                0           77,472                0            77,572
Preferred stock issued
  2,800,000 shares
  February 28, 1998                       0              280        2,799,720                0         2,800,000

Net loss                                  0                0                0          (68,457)          (68,457)
                                -----------      -----------      -----------      -----------       -----------

BALANCE, February 28, 1998              951              280        2,882,116          (68,457)        2,814,890

Net loss                                  0                0                0         (185,666)         (185,666)
                                -----------      -----------      -----------      -----------       -----------

BALANCE, February 28, 1999      $       951      $       280      $ 2,882,116      $  (254,123)      $ 2,629,224
                                ===========      ===========      ===========      ===========       ===========



                          Page 32 of 64 of Form 10-SB

                                 EMC GROUP, INC.

                            STATEMENTS OF CASH FLOWS

                                                                     FROM
                                                                 MARCH 3,1997
                                                  YEAR ENDED     (INCEPTION)
                                                 FEBRUARY 28,    FEBRUARY 28,
                                                     1999            1998
                                                  ---------       ---------
CASH FLOWS USED IN OPERATING ACTIVITIES:
  Net loss                                        $(185,666)      $ (68,457)
  Adjustments to reconcile net loss
    to net cash used in operating
    activities:
      Depreciation and amortization                 149,366          49,907
      (Increase) in accounts receivable             (25,061)           (774)
          (Increase) in inventory                      (484)         (2,994)
          (Increase) in prepaid expenses               (138)           (834)
          Increase in accounts payable               21,025             652
                                                  ---------       ---------

          Net cash used in
            operating activities                    (40,958)        (22,500)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Collection of principal on note receivable          8,713           3,287
  Purchase of equipment                              (1,266)           (518)
                                                  ---------       ---------

           Net cash provided by
             investing activities                     7,447           2,769


CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of common stock                                0          82,181
  Stock issuance costs                                    0         (16,603)
  Principal repaid on debt obligations                    0         (30,000)
  Advances from officer                              22,254               0
                                                  ---------       ---------

           Net cash provided by
             financing activities                    22,254          35,578
                                                  ---------       ---------

NET INCREASE (DECREASE) IN CASH                     (11,257)         15,847

CASH, beginning of period                            15,847               0
                                                  ---------       ---------

CASH, end of period                                   4,590       $  15,847
                                                  =========       =========



                          Page 33 of 64 of Form 10-SB

                                 EMC GROUP, INC.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                  COMPANY ACTIVITIES - The Company (a Florida corporation) was formed March 3, 1997, to develop Treats restaurants in the United States. An agreement between the Company and Treats Canada Corporation provides for a 20 year territory exclusivity arrangement for the United States of America to develop Treats Bakeries, Treats Bakery Cafes, Treats International Coffee Emporiums and Treats Carts. The various concepts will be marketed collectively under the protected trade name "Treats".

                  METHOD OF ACCOUNTING - The accompanying financial statements are maintained on the accrual basis of accounting.

                  ACCOUNTS RECEIVABLE - Accounts receivable consist primarily of franchise fees due to the Company. At February 28, 1999 and 1998, the receivables are considered fully collectible.

                  INVENTORY - Inventory consists of food and beverage products, which are valued at the lower of cost or market on a first-in, first-out basis.

                  ORGANIZATION COSTS - Organization costs are amortized over five years using the straight-line basis. Amortization expense relating to organization costs is $1,034 for each of the periods ended February 28, 1999 and 1998.

                  PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets using accelerated methods.

                  USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

                  RECLASSIFICATIONS - Certain prior year amounts have been reclassified to conform with the current year presentation.

NOTE 2 -  U.S. MARKETING RIGHTS

                  On April 8, 1997, the Company entered into an exclusive licensing agreement with Treats Canada Corporation to develop Treats stores in Florida and Georgia. As consideration for this agreement, the Company agreed to pay Treats Canada Corporation $300,000. Of that balance, $30,000 was paid by the Company. That agreement and the remaining unpaid debt of $270,000 was replaced by an agreement dated December 1, 1997, as described below.

                  On December 1, 1997, the Company entered into an exclusive licensing agreement with Treats Canada Corporation to develop Treats stores in the United States. The agreement is for a term of 20 years. The agreement is being amortized using the straight-line method over its 20 year life. In connection with that agreement, $136,500 has been amortized and reflected as expense for the year ended February 28, 1999. For the initial period ended February 28, 1998, $34,125 was amortized and reflected as expense. In exchange for U.S. marketing rights, 2,700,000 shares of Class "A" preferred shares were issued to Treats Canada Corporation. The shares are convertible to common stock subject to approval by EMC Group, Inc.'s board of directors.



                          Page 34 of 64 of Form 10-SB

NOTE 3 - STORE LOCATIONS

                  On December 1, 1997, the Company acquired assets to operate a Treats store in Orlando, Florida. The Company acquired the assets at a cost of $5,000. A cash payment of $600 was made and the Company assumed an obligation to pay $4,400 in various deposits.

                  On February 3, 1998, the Company acquired assets for a Treats store in Detroit, Michigan. The Company acquired the assets at a cost of $100,000 from Treats Canada Corporation. In exchange for the assets, 100,000 shares of Class "A" preferred shares were issued. The shares are convertible to common stock subject to approval by EMC Group, Inc.'s board of directors. The assets are owned by EMC Group, Inc., but the Treats store is operated by an independent party. EMC Group, Inc. collects management fees from the party which operates the Treats store.

NOTE 4 - COMMON STOCK OFFERINGS

                  On April 30 and May 31, 1997, the Company concluded two offerings of its common stock to the public at $.005 and $.10 per share, respectively. The combined offerings raised $70,597 after reflecting payment of offering costs such as legal, accounting, filing fees and registration fees. The Company issued one million eight hundred eighty five thousand shares (1,885,000) of its $.0001 par value common stock as a result of the offerings. The offerings were made in reliance of S.E.C. Regulation D Rule 504 and were, accordingly, exempt from registration.

NOTE 5 - STOCK OPTIONS AND STOCK AWARDS

                  On August 1, 1997, the Company adopted a compensatory common stock "Equity Incentive Plan". The plan is to provide directors, officers and certain key employees with additional incentives by increasing their ownership interest in the Company. Four million shares (4,000,000) of common stock have been reserved for issuance under the plan as either stock options or stock awards. Options granted under the plan may be either qualified or non-qualified as determined by the U.S. Internal Revenue Code. As of February 28, 1999, no options, whether qualified or non-qualified, have been granted nor have any shares been awarded as incentive compensation.

NOTE 6 - ADVANCES FROM OFFICER

                  During the fiscal year ended February 28, 1999, the Company's president provided various operating noninterest-bearing cash advances to the Company. These advances were made under an informal, unsecured agreement. The Company repaid the advances in full in April 1999.

NOTE 7 - LEASE COMMITMENTS

                  The Company rents its Orlando facility. The operating lease expires in October 2002. For the periods ended February 28, 1999 and 1998, the base rent expense was $18,671 and $4,770, respectively. The Company also leases space for the Detroit facility. The base rent expense for that facility for the year ended February 28, 1999 and 1998, was $23,676 and $21,719, respectively. Future minimum lease payments under the noncancellable leases for years ending February 28 are as follows:

                  2000                      $  43,734
                  2001                         43,734
                  2002                         45,708
                  2003                         27,589
                  2004                         27,589
                  2005                         27,589
                  2006                         13,995
                                            ---------
                                            $ 229,938
                                            =========


                          Page 35 of 64 of Form 10-SB

At the Detroit facility, the Company incurred $12,000 in equipment rental expense under an operating lease during the year ended February 28, 1999.

NOTE 8 - INCOME TAXES

                  At February 28, 1999, the Company had a net operating loss carryforward for income tax purposes of $446,809, which is available to offset future taxable income. The loss carryforward expires in the year 2014, unless it is utilized sooner. There are temporary differences in the recognition of expense of the marketing rights for tax purposes and financial statement purposes.

No income taxes have been paid by the Company since inception.

NOTE 9 - FAIR VALUE OF FINANCIAL INSTRUMENTS

                  The carrying value of the Company's financial instruments approximate fair value due to the short-term nature of such assets. Deposits payable are not current, however. In the case of deposits, no defined maturity exists. As such, the carrying value and the fair value are assumed to be equal.

NOTE 10 - YEAR 2000 MATTERS

                  The Company has completed or is in the process of testing new or revised computer systems and interfaces and generally expects that its various systems, as well as those of its key external service providers, will be ready to handle year 2000 without significant problems. While the year 2000 problem is unprecedented and the Company cannot eliminate altogether the possibility that the Company could be affected in some way, it is confident that all parties are taking appropriate steps to resolve the year 2000 concerns.

NOTE 11 - SUBSEQUENT EVENT

                  On April 6, 1999, the Company sold 2,400,000 shares to various parties pursuant to Rule 504 Regulation D of the Securities Exchange Commission and by NASD. The total subscription price was $488,999. At June 13, 1999, the Company had received $122,500 from these sales.


                            ACCOMPANYING INFORMATION

                                FEBRUARY 28, 1999

The Company's attorneys of record are as follows:

SECURITIES ATTORNEY

Mr. James R. Leone, Attorney at Law
1275 Lake Heathrow Lane, Suite 115
Heathrow, FL 32746




                          Page 36 of 64 of Form 10-SB

FRANCHISE ATTORNEY

Mr. John D. Dougherty, Jr.
Dougherty & Associates
Attorneys & Consultants
60 Howe Road
Cohasset, Massachusetts 02025

GENERAL COUNSEL

Mr. Vincent J. Profaci, PA
Attorney at Law
1964 Howell Branch Road, Suite 206
Winter Park, FL 32792



                                    PART III

ITEM 1.           INDEX TO EXHIBITS.

         III-1(a)          AN INDEX TO THE EXHIBITS SHOULD BE PRESENTED.

         See Part III Item 2, "Description of Exhibits" in the Company's Form 10-SB.

         III-1(b)          EACH EXHIBIT SHOULD BE LISTED IN THE EXHIBIT INDEX
         ACCORDING TO THE NUMBER ASSIGNED TO IT IN PART III OF FORM 1-A OR
         ITEM 2 BELOW.

         III-1(c)          THE INDEX TO THE EXHIBITS SHOULD IDENTIFY THE
         LOCATION OF THE EXHIBIT UNDER THE SEQUENTIAL PAGE NUMBERING SYSTEM FOR THIS FORM 10-SB.

         III-1(d)          WHERE EXHIBITS ARE INCORPORATED BY REFERENCE, THE
         REFERENCE SHALL BE MADE IN THE INDEX OF THE EXHIBITS.

INSTRUCTIONS:

1. ANY DOCUMENT OR PART THEREOF FILED WITH THE COMMISSION PURSUANT TO ANY ACT ADMINISTERED BY THE COMMISSION MAY, SUBJECT TO THE LIMITATION OF RULE 24 OF THE COMMISSION'S RULES OF PRACTICE, BE INCORPORATED BY REFERENCE AS AN EXHIBIT TO ANY REGISTRATION STATEMENT.

2. IF ANY MODIFICATION HAS OCCURRED IN THE TEXT INCORPORATED BY REFERENCE SINCE THE FILING THEREOF, THE ISSUER SHALL FILE WITH THE REFERENCE A STATEMENT CONTAINING THE TEXT OF SUCH MODIFICATION AND THE DATE THEREOF.

3.       PROCEDURALLY, THE TECHNIQUES SPECIFIED IN RULE 12B-23 SHALL BE
FOLLOWED.


ITEM 2.           DESCRIPTION OF EXHIBITS

III-2. As appropriate, the issuer should file those documents required to be filed as Exhibit Number 2, 3, 5, 6 and 7 in Part III of Form 1-A. The registrant also shall file:



                          Page 37 of 64 of Form 10-SB

(12) ADDITIONAL EXHIBITS. - Any additional exhibits which the issuer may wish to file, which shall be so marked as to indicate clearly the subject matters to which they refer.

         Not applicable.

(13)     Form -F-X pertains to Canadian issuers.

         Not applicable.

EXHIBIT      TITLE                                                     PAGE NOS.
-------      -----                                                     ---------

(2)          Charter and by-laws

             THE CHARTER AND BY-LAWS OF THE ISSUER OR INSTRUMENTS
             CORRESPONDING THERETO AS PRESENTLY IN EFFECT AND ANY
             AMENDMENTS THERETO.

(2)(A)(1)    Articles of Incorporation                                     40
(2)(A)(2)    Amendments to Articles    (none)
(2)(B)(1)    Bylaws                                                        47
(2)(B)(1)    Amendments to Bylaws      (none)

(3)          INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS -

         3(a) ALL INSTRUMENTS DEFINING THE RIGHTS OF ANY HOLDER OF THE ISSUER'S SECURITIES, INCLUDING BUT NOT LIMITED TO (I) HOLDERS OF EQUITY OR DEBT SECURITIES BEING ISSUED; (II) HOLDERS OF LONG TERM DEBT OR ISSUER, AND OF ALL SUBSIDIARIES FOR WHICH CONSOLIDATED OR UNCONSOLIDATED STATEMENTS REQUIRED TO BE FILED.

(3)(A)            Documents (if any)
                  stating Class "A" preferred shares
                  terms not stated in the Articles or
                  bylaws or amendments.

         3(b)     Not applicable.

(5)               VOTING TRUST AGREEMENTS - ANY VOTING TRUST AGREEMENTS AND
                  AMENDMENTS THERETO.

                  The Company is not aware of any existing voting trust agreements.

(6)               MATERIAL CONTRACTS

                  None

(7)               MATERIAL FOREIGN PATENTS

                  The Company does not own any foreign patents.



                          Page 38 of 64 of Form 10-SB

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                        EMC GROUP, INC.



                                               ________________________________
                                                        (Registrant)




Date: October _______, 1999                    ________________________________
                                                        (Signature)*

                                               Erhard Sommer, President & CEO


*Print name and title of signing officer under his signature.

EXHIBITS BEGIN ON NEXT PAGE


                          Page 39 of 64 of Form 10-SB

                                 EXHIBIT INDEX

EXHIBIT NO.          DESCRIPTION
-----------          -----------
(2)(A)(1)      Articles of Incorporation
(2)(B)(1)      Bylaws

                          Page 40 of 64 of Form 10-SB